Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
POB 212, Jerusalem 91001	Internet	www.kpmg.co.il
Israel

April 4, 2014

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Vringo Inc. and, under the date of March 10, 2014, we reported on the consolidated financial statements of Vringo Inc. as of and for the years ended December 31, 2013 and 2012 and the effectiveness of internal control over financial reporting as of December 31, 2013. On April 2, 2014, we were dismissed. We have read Vringo Inc.’s statements included under Item 4.01 of its Form 8-K dated April 4, 2014, and we agree with such statements.

Very truly yours,

 Somekh Chaikin

A member firm of KPMG International

Somekh Chaikin, an Israeli partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.